Filed by Southern Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Essex Bancorp, Inc.

Commission File No. 000-22836

In connection with the proposed merger of Essex Bancorp, Inc. into Southern Financial Bancorp, Inc., Southern Financial will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Southern Financial’s common stock to be issued to the shareholders of Essex Bancorp. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Essex Bancorp seeking their approval of the proposed transaction.

Investors and security holders are advised to read the registration statement and the proxy statement/prospectus included within the registration statement because they contain important information about Southern Financial, Essex Bancorp, the proposed transaction and the persons soliciting proxies relating to the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186, Attn: Investor Relations. Southern Financial’s telephone number is (540) 349-3900.

The following is the text of a press release issued on September 29, 2003 by Southern Financial Bancorp, Inc.:

Southern Financial Bancorp, Inc.
37 E. Main Street Warrenton, VA 20186

SOUTHERN FINANCIAL BANCORP DECLARES 10% STOCK DIVIDEND

For Immediate Release

Monday, September 29, 2003

Contact: Patricia A. Ferrick, Senior VP and CFO

Southern Financial Bancorp, Inc. NASDAQ Symbol “SFFB”

Website: www.southernfinancialbank.com

Phone (540) 349-3900                 Fax (540) 349-3904

Warrenton, VA—The Board of Directors of Southern Financial Bancorp, Inc. (NASDAQ:SFFB) has declared a 10% stock dividend per share on the outstanding shares of the corporation’s Common Stock. Shareholders of record on October 15, 2003 will receive one additional common share for every ten common shares held. The stock dividend will be distributed on Friday, October 31, 2003.

Southern Financial Bancorp, Inc. is the holding company of Southern Financial Bank, a bank operating 27 full service branch offices including 26 locations in Virginia and one in the District of Columbia.